Procera Networks, Inc. | 100-C Cooper Court | Los Gatos, CA 95032
p. 408-890-7100 | f. 408-354-7211 | www.proceranetworks.com

VIA EDGAR

July 16, 2009

Securities and Exchange Commission
Attention:  Kathleen Collins, Accounting Branch Chief
100 F Street, N.E.
Washington, D.C. 20549

Re:	Procera Networks, Inc.
Forms 10-K & 10/K/A for the Fiscal Year Ended December 31, 2007
Filed April 2, 2008 and April 30,2008, respectively
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed on March 16, 2009
Form 10-Q for the Quarter Ended March 31, 2009
Filed on May 18, 2009
File No. 1-33691

Dear Ms. Collins:

We are responding to your letter dated May 19, 2009.  For ease of reference, the comments and questions from your letter are reproduced below and are followed by our responses.

Form 10-Q for the Quarter Ended March 31, 2009

General

1.
We note from the disclosures in your December 31, 2008 Form 10-K that the Company was evaluating the impact, if any, that EITF 03-6-1 will have on your financial statements. Please confirm that you adopted this guidance effective January 1, 2009 and tell us what impact, if any, it had on your earnings per share.

Response: We adopted the guidance provided by EITF 03-6-1 effective January 1, 2009. The guidance proscribed by EITF 03-6-1 had no impact on the calculation of our earnings per share because the Company has not issued Participating Securities.

Procera Networks, Inc.  |  100-C Cooper Court  |  Los Gatos, CA 95032
p. 408-890-7100  |  f. 408-354-7211  |  www.proceranetworks.com

Note 13. Financial Instruments, page 14

2.
Your disclosures on page 14 indicate that the Company did not elect to adopt SFAS 157 for acquired non-financial assets and assumed non-financial liabilities. Please confirm that the Company adopted SFAS 157 as it relates to your nonfinancial assets and nonfinancial liabilities on January 1. 2009. If so, tell us why you have not included a discussion of SFAS 157 as it relates to nonfinancial assets and nonfinancial liabilities in your recent Form 10-Q. Also, tell us how you considered the disclosure requirements in paragraph 33(d) of SFAS 157 in your interim report as required by paragraph 39.

Response. Yes, in the first quarter of 2009, Procera Networks adopted SFAS 157 for non-financial assets and non-financial liabilities. We will disclose this adoption in our next Form 10-Q. The adoption of SFAS 157 for non-financial assets and non-financial liabilities that are not measured and recorded at fair value on a recurring basis did not have a significant impact on the consolidated financial statements for the quarter ended March 31, 2009. Because adoption did not have a significant impact, we did not include a discussion of valuation techniques.

With regard to paragraphs 33(d) and 39 of SFAS 157, we will disclose the valuation techniques used to measure fair value and include a discussion of changes, if any, in the valuation techniques used to measure similar assets and liabilities in prior periods in our next Form 10-Q for the six months ended June 30, 2009.

Item 4. Controls and Procedures, page 23

3.
We note your response to our prior comment 4 and the proposed disclosures regarding the Company’s disclosure controls and procedures which you indicated you would include in future filings. However, we note that you failed to include this disclosure in you March 31, 2009 Form 10-Q. As previously indicated if your conclusions concerning the effectiveness of your disclosure controls and procedures refer to the definition of disclosure controls and procedures as indicated in Rule 15(e) of the Exchange Act, then you should provide the entire definition. Alternatively, you may conclude that your disclosure controls and procedures were effective or ineffective without providing any part of the definition of disclosure controls and procedures. We refer you to Exchange Act Rule 13a-15(e). Please apply this comment to your future filings.

Response. We acknowledge your request and will apply this requirement to our future filings.

***

Procera Networks, Inc.  |  100-C Cooper Court  |  Los Gatos, CA 95032
p. 408-890-7100  |  f. 408-354-7211  |  www.proceranetworks.com

The Company further acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (408) 890-7066 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely yours,
/s/ Charles Constanti
Chief Financial Officer and Principal Financial Officer

cc: James F. Brear, Procera Networks, Inc.

Procera Networks, Inc.  |  100-C Cooper Court  |  Los Gatos, CA 95032
p. 408-890-7100  |  f. 408-354-7211  |  www.proceranetworks.com